United States securities and exchange commission logo





                             September 20, 2022

       Dean Huge
       Chief Executive Officer
       Innovation Beverage Group Ltd
       29 Anvil Road
       Seven Hills, NSW 2147
       Australia

                                                        Re: Innovation Beverage
Group Ltd
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            File No. 333-266965
                                                            Filed September 20,
2022

       Dear Mr. Huge:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form F-1

       Exhibit Index, page II-5

   1. We note that you inadvertently omitted the footnote we requested in comment 3 of our
                                                        September 14, 2022
comment letter. Please revise to mark the exhibit index to indicate that portions of
exhibit 10.16 and 10.18 have been excluded because it is both not material and the type of
information that the registrant treats as private or confidential. See Item
                                                        601(b)(10)(iv) of
Regulation S-K.

              You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if
       you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Sherry Haywood at 202-551-3345 with any other
 Dean Huge
Innovation Beverage Group Ltd
September 20, 2022
Page 2

questions.



FirstName LastNameDean Huge                  Sincerely,
Comapany NameInnovation Beverage Group Ltd
                                             Division of Corporation Finance
September 20, 2022 Page 2                    Office of Manufacturing
FirstName LastName